UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

SEGWAY IV CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

4400 ROUTE 9, 2ND FLOOR
FREEHOLD, NEW JERSEY   07728 (732) 409-1212

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

DECEMBER 18, 2002

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		DONNY SMITH

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	793,275

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	793,275

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	793,275

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	15.11%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Segway IV Corp.
Common Stock, $.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Donny Smith

(b)	Residence or business address:	213 South Oak Avenue Owatonna, Minnesota 55060

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	President, Secretary and Director

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other dispostion of the case;	None

(e)	Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and	None

(f)	Citizenship.	United States

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Donny Smith, the Reporting Person, acquired the shares of Issuer indirectly throught his interest (15.11%) in Jaguar Communications, Inc. Jaguar acquired the shares of the Issuer from 2 shareholders of the Issuer purchasing 5,250,000 shares and paying a total sum of $12,500.00 from its working capital.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is part of a sale by the previous shareholders of shares of the Issuer. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Donny Smith, the reporting perosn, indirectly acquired 793,275 shares of the Issuer through his 15.11% interest in Jaguar. Jaguar acquired 5,250,000 of the issued and outstanding common shares of the Issuer. After Jaguar's acquisition, such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement between Richard I. Anslow and Jaguar Communications, Inc.
Stock Purchase Agreement between William Whittle and Jaguar Communications, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2002

Date

/s/  Donny Smith

Signature

DONNY SMITH, President, Secretary and Director

Name and Title